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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~[illegible]~~ 20508

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2003 WASH., D.C. 155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Easton, Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Parker Plaza
(No. and Street)

Fort Lee, New Jersey 07024
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D. Benick, CPA 908-782-7300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cust, Dori & Benick
(Name — *if individual, state last, first, middle name*)

110 Main Street Flemington, New Jersey 08822
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Steven W. Hahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EASTON & CO., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Not Applicable

MARYLIN S. CUSH
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires August 30, 2005

Signature

General Partner
Title

Notary Public Feb. 27th, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EASTON & CO. AND SUBSIDIARY

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2002 AND 2001

EASTON & CO. AND SUBSIDIARY

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

CONTENTS

Cust, Dori & Benick, P.A.
Certified Public Accountants
110 Main Street, P.O. Box 372
Flemington, NJ 08822
(908) 782-7300
Fax: (908) 782-8904

Members
Division for CPA Firms
AICPA
New Jersey Society of
Certified Public Accountants
New York Society of
Certified Public Accountants

John J. Cust, Jr., CPA
Bruno N. Dori, CPA
Frank D. Benick, CPA, CVA
Michael A. Petrecca, CPA

INDEPENDENT AUDITORS' REPORT

To The Partners of
Easton & Co.

We have audited the accompanying consolidated statements of financial condition of Easton & Co. (a limited partnership) and Subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in Partners' capital, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Easton & Co. and Subsidiary as of December 31, 2002 and 2001 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Cust, Dori Benick

January 27, 2003

EASTON & CO. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
ASSETS		
Cash and Cash Equivalents (Note 2)	$ 3,015,405	$ 7,415,723
Investments in Securities- at market (Notes 2,3,5,6 and 7)	13,816,756	10,977,853
Receivable from Clearing Brokers (Note 4)	2,198,135	4,417,633
Other Assets	954,808	999,088
TOTAL ASSETS	$ 19,985,104	$ 23,810,297

LIABILITIES AND PARTNERS' CAPITAL

	2002	2001
LIABILITIES AND PARTNERS' CAPITAL		
Securities Sold, not yet purchased - at market (Notes 2,3,5 and 6)	$ 697,943	$ 3,820,463
Accrued Expenses and Other Liabilities	32,429	25,025
TOTAL LIABILITIES	730,372	3,845,488
PARTNERS' CAPITAL	19,254,732	19,964,809
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 19,985,104	$ 23,810,297

See Independent Audit Report and Notes to Consolidated Financial Statements.

EASTON & CO. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE		
Net Gain from Principal Transactions in Securities (Notes 2 and 6)	$ 176,572	$ 82,489
Interest and Dividends - Net	705,419	784,648
Commissions	86,993	84,894
Total Income	968,984	952,031
EXPENSES		
Employee Compensation and Benefits	340,980	300,429
Brokerage, Exchange and Clearance Fees	99,542	111,173
Communications	45,029	67,552
Professional Fees	72,065	81,053
Rent	58,326	53,318
Other	188,931	175,083
Total Expenses	804,873	788,608
INCOME BEFORE PARTNERS' SALARIES	164,111	163,423
PARTNERS' SALARIES	220,116	220,116
NET INCOME (LOSS)	$ (56,005)	$ (56,693)

See Independent Audit Report and Notes to Consolidated Financial Statements.

EASTON & CO. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Partners' Capital at January 1,	$ 19,964,809	$ 20,286,737
Capital Withdrawals	(654,072)	(265,235)
Net Income (Loss)	(56,005)	(56,693)
Partners' Capital at December 31,	$ 19,254,732	$ 19,964,809

See Independent Audit Report and Notes to Consolidated Financial Statements.

EASTON & CO. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (56,005)	$ (56,693)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	21,711	18,586
(Increase) Decrease in Operating Assets:		
Investments in Securities	(2,838,903)	4,113,749
Receivable from Clearing Brokers	2,219,498	7,776,378
Other Assets	22,569	(31,464)
Increase (Decrease) in Operating Liabilities:		
Securities Sold, not yet Purchased	(3,122,520)	(4,333,153)
Accrued Expenses and Other Liabilities	7,404	(9,870)
Net Cash Provided By (Used For) Operating Activities	(3,746,246)	7,477,533
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Withdrawals	(654,072)	(265,235)
INCREASE (DECREASE) IN CASH	(4,400,318)	7,212,298
CASH AND CASH EQUIVALENTS		
Beginning	7,415,723	203,425
Ending	$ 3,015,405	$ 7,415,723

See Independent Audit Report and Notes to Consolidated Financial Statements.

EASTON & CO. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 ORGANIZATION

The consolidated financial statements include the accounts of Easton & Co. ("Easton") (a limited partnership) and its wholly owned subsidiary, Easton International, Inc. (collectively referred to as the "Company"). All significant intercompany account balances and transactions have been eliminated. Easton is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. and is engaged principally in trading and investing activities in securities and options.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records transactions in securities and options and the related revenue and expenses on a trade-date basis.

These financial statements have been prepared in conformity with generally accepted accounting principles which require the use of estimates by the Company's management. Securities and options owned and securities and options sold, not yet purchased, are stated at quoted market values with the resulting unrealized gains and losses reflected in income.

Cash and cash equivalents include shares of money market funds that are stated at fair value of $2,914,164 and $7,353,763 as of December 31, 2002 and 2001, respectively.

Depreciation is provided on a straight-line basis over the economic useful life of the assets.

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits.

For purposes of the consolidated statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

No provision for federal, state and local income taxes has been made since, as a partnership, the Company is not subject to income taxes. The Company's income or loss is reportable by it's Partners on their respective tax returns.

NOTE 3 SECURITIES, MUTUAL FUNDS, AND OPTIONS OWNED AND SECURITIES AND OPTIONS SOLD,NOT YET PURCHASED

Securities owned and sold, not yet purchased, at December 31, 2002 and 2001 consisted of the following:

	2002		2001	
	OWNED	NOT YET PURCHASED	OWNED	NOT YET PURCHASED
Municipal Obligations	$ 446,065	$ -	$ -	$ -
Corporate Obligations	1,441,658	-	-	-
Corporate Stocks	11,929,033	613,848	10,058,395	3,504,233
Options	-	84,095	-	316,230
Mutual Funds	-	-	919,458	-
	$ 13,816,756	$ 697,943	$ 10,977,853	$ 3,820,463

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that differ from the market value reflected on the consolidated statement of financial condition.

NOTE 4 RECEIVABLE FROM CLEARING BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided primarily by one broker pursuant to a clearance agreement. Substantially all of the securities owned, securities sold, not yet purchased, and the amount receivable from clearing brokers reflected in the consolidated statement of financial condition are security positions with and amounts due from this clearing broker.

Easton has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by Easton. As of December 31, 2002, there were no amounts owed to this clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE 5 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK OR CONCENTRATIONS OF CREDIT RISK

The Company uses various financial instruments which may give rise to off-balance sheet market risk. These financial instruments include financial futures and option contracts. Risks arise in financial future contracts from potential counterparty nonperformance and from changes in the market values of the underlying instruments. Credit risk associated with these contracts is limited to amounts recorded in the consolidated statement of financial condition. On short option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in the market values of the underlying instruments. The notional or contractual amounts presented below do not necessarily represent the amounts which are potentially subject to risk. In addition, the measurement of risk is meaningful only when all related and offsetting transactions are identified. The Company generally limits its risk by holding or purchasing offsetting positions.

A summary of open contract or notional amounts at December 31, 2002 and 2001 are as follows (in thousands):

	2002		2001	
	Purchases	Sales	Purchases	Sales
Financial Future	$ -	$ -	$ -	$ -
Options	143	911	259	4,223

EASTON & CO. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 6 FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

The Company trades in a variety of derivative financial instruments. All positions are reported at market and any changes in market are reflected in net gain from principal transactions in the consolidated statement of operations as they occur.

The following table summarizes the components of net gain from principal transactions and includes the classes of financial instruments included in each category:

	Net Gains for 2002	Net Gains for 2001
Fixed income activities (including corporate and municipal bonds)	$ (3,222)	$ 731
Futures activities (including commodities and foreign currencies)	(15,334)	-
Equity activities (including equity shares and options)	195,128	81,758
Net Gain From Principal Transactions	$ 176,572	$ 82,489

The amounts disclosed below represent the year-end market values of derivative financial instruments held or issued for trading purposes and the average values during the year of those instruments.

	Market Value at December 31, 2002	Average Market Value for 2002	Market Value at December 31, 2001	Average Market Value for 2001
Assets:				
Futures	$ -	$ -	$ -	$ -
Equities	-	-	-	-
Liabilities:				
Futures	-	-	-	-
Equities	84,095	157,966	316,230	185,327

NOTE 7 RELATED PARTY TRANSACTIONS

Included in investments in securities is a nonvoting interest, valued at cost of $15,000, in a clearing broker through which the Company clears its proprietary transactions.

NOTE 8 COMMITMENT

The Company has a lease extension for its office facility which is due to expire on April 30, 2003. The Company is currently in process of negotiating an additional extension.

Future minimum lease payments, exclusive of escalation charges for the Company's prorated share of increases in real estate taxes and other operating expenses, are as follows:

Year Ending December 31,	
2003	$ 15,260

NOTE 9 NET CAPITAL REQUIREMENT

As a registered broker-dealer, Easton is subject to the SEC's Uniform Net Capital Rule 15c3-1. Easton computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $250,000 or 2% of the rule 15c3-3 aggregate debit items, as defined. Net capital changes from day to day, but at December 31, 2002 Easton had net capital of $16,314,851, which exceeded its requirement of $250,000 by $16,064,851.

Pursuant to the requirements of rule 17a-5 of the SEC, the following summarizes the financial condition of the subsidiaries consolidated in the accompanying financial statements, but not consolidated in the Company's corresponding unaudited Form X-17A-5 Part IIA report filed with the SEC:

	2002	2001
Assets	$ 13,362	$ 12,306
Liabilities	-	-
Shareholder's Equity	$ 13,362	$ 12,306

EASTON & CO.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2002
Credit - Partners' Capital	$ 19,254,732
Debits:	
Nonallowable Assets:	
Investments in Subsidiaries	13,362
Nonmarketable Security	15,000
Other Assets	941,446
Total Nonallowable Assets	969,808
Other Charges	-
Total Debits	969,808
Net Capital Before Haircuts on Proprietary Positions	18,284,924
Haircuts on Proprietary Positions and Undue Concentration	1,970,073
Net Capital	16,314,851
Minimum Net Capital Requirement	250,000
Excess Net Capital	$ 16,064,851

No material differences exist between the above computation and the computation included in Easton's corresponding unaudited Form X-17A-5 Part IIA filing.